Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

June 28, 2024

Confidential

Ms. Keira Nakada

Ms. Suying Li

Mr. Brian Fetterolf

Mr. Donald Field

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ENIGMATIG LIMITED
Response to the Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on December 26, 2023 CIK No. 0001982961

Dear Ms. Nakada, Ms. Li, Mr. Fetterolf, Mr. Field:

On behalf of our client, ENIGMATIG LIMITED, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 12, 2024 on the Company’s Amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on December 26, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

1

Cover Page

1.	We note your disclosure on the prospectus cover page that you will be a “controlled company” following the offering. If true, please revise to disclose that Mr. Foo Chee Weng Desmond will also have the ability to determine all matters requiring approval by stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Revised Draft Registration Statement.

Consolidated Statements of Cash Flows, page F-8

2.	We note your response to prior comment 17. Cash collected from customers by your shareholder on your behalf appears to be a noncash transaction that does not represent cash receipts or cash payments. Please tell us why it is appropriate to reflect the noncash items in your statement of cash flows. Refer to ASC 230.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-7 of the Revised Draft Registration Statement to include cash collected from customers by the company’s shareholder on its behalf under non-cash operating and investing activities.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

License Application, page F-13

3.	We note the disclosure you revised in response to our prior comment 18. However, it is still not clear the nature and terms of the series of tasks which are distinct and separately identifiable in your license application projects. Tell us what those tasks are and provide an analysis of how those tasks are not separate performance obligations. Refer to ASC 606-10-25-14 through 25-22.

In response to the Staff’s comment, the Company respectfully submits that it assists clients in several distinct tasks, including, for example incorporating companies, recruitment of local staff, setting up office operations, preparation of business plans, AML policies and business operations manuals, etc, and liaising with regulators/lawyers/professional parties.

The Company notes that these tasks are not separate performance obligations, as the main service is to apply for a license. Whilst each task is distinct, individually they do not fulfill any part of the main obligation of applying for a license and are of limited value to the client.

The milestones vary from project to project, but generally most are similar and are as follows:

Milestones	Recognition
Upon signing	10%
Set up of legal entity	20%
Submission of application and all documents to regulator	20%
License is approved	50%

4.	Please expand your disclosure to provide the information required by ASC 606-10-50-12 for the performance obligations for your license application contracts. Please also describe the milestones on which you measure your output progress, how you determine the achievement of the milestones, how the amount of revenues recognized for each milestone are measured, and explain why the output method measured by milestones achieved provides a faithful depiction of the transfer of services. Refer to ASC 606-10-50-18.

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Revised Draft Registration Statement.

2

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectHeaven@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	Foo Chee Weng Desmond, Director and Chief Executive Officer, ENIGMATIG LIMITED
Teo Mingwen, Director and Chief Financial Officer, ENIGMATIG LIMITED
John P. Yung, Esq., Lewis Brisbois Bisgaard & Smith LLP

3